TWEEDY, BROWNE FUND INC.

Rule 18f-3 Multi-Class Plan

I. Introduction. Pursuant to Rule 18f-3 under the Investment Company Act of 1940, as amended (the “1940 Act”), this Rule 18f-3 Multi-Class Plan (the “Plan”) has been adopted by a majority of the Board of Directors of Tweedy, Browne Fund Inc. (the “Company”) (the “Board of Directors”), including a majority of Directors who are not “interested persons” (as that term is defined in the 1940 Act) of the Company (together, the “Independent Directors”) and sets forth the method for allocating fees and expenses among each class of shares with respect to each series of the Company listed on Exhibit A to this Plan (each a “Fund,” and together, the “Funds”). The Plan designates the share classes offered by the Company: Open-End Mutual Fund Share Class and ETF Share Class. In accordance with Rule 18f-3 under the 1940 Act, the Plan sets forth the differences among the classes with respect to distribution arrangements, shareholder services, expense allocations, and any related conversion features or exchange privileges.

The Company’s Board of Directors, including a majority of the Independent Directors, has determined that the Plan, including the allocation of expenses, is in the best interests of the Company as a whole, each Fund and each class of shares offered by each Fund.

II. Class Designation: The shares of each Fund shall be divided into the classes identified on Exhibit A to the Plan. Subject to approval by the Board of Directors, the Company may change the names designating the Funds’ classes of shares. Shares are sold without imposition of an initial sales charge or contingent deferred sales charge and are not subject to any distribution fees.

III. Allocation of Expenses. In accordance with Rule 18f-3 under the 1940 Act, all expenses of each Fund shall be allocated among the classes of shares of such Fund pro rata based on the relative net assets of each class, except that the following types of fees and expenses to the extent that they relate to a particular class shall be allocated to such class:

•	transfer agency and other recordkeeping costs;
•	U.S. Securities and Exchange Commission and blue sky registration or qualification fees;
•

printing and postage expenses related to printing and distributing materials, such as shareholder reports, Prospectuses and proxies to current shareholders of a particular class or to regulatory authorities with respect to such class;

•	audit or accounting fees or expenses relating solely to such class;
•	the expenses of administrative personnel and services as required to support the shareholders of such class;
•	litigation or other legal expenses relating solely to such class;
•	Directors’ fees and expenses incurred as a result of issues relating solely to such class;
•	exchange listing fees related to such a class; and
•	other fees and expenses subsequently identified and determined to be properly allocated to such class.

For all purposes under this Plan, fees and expenses that “relate to” a class of shares are those fees and expenses that are actually incurred in a different amount by the class or that relate to a different kind or to a different degree of services provided to the class. The officers of the Company shall have the authority to determine, to the extent permitted by applicable law or regulation and/or U.S. Securities and Exchange Commission guidance, whether any or all of the fees and expenses described in the Plan should be allocated to a particular class of shares. The Treasurer, an Assistant Treasurer, or another appropriate officer of the Company or one of their delegates shall periodically or as frequently as requested by the Independent

Directors report to the Board of Directors regarding any such allocations. Notwithstanding the foregoing, the Company may not allocate advisory or custodial fees or other expenses related to the management of a Fund’s assets to a particular class.

IV. Class Arrangements: Conversion features and exchange privileges, if any, are described in the current prospectus for each Fund.

V. Voting and Other Rights: All class shares shall each have: (a) exclusive voting rights on any matter submitted to shareholders that relates solely to the arrangements for that class; (b) separate voting rights on any matter submitted to shareholders in which the interests of one class differ from the interests of any other class; and (c) in all other respects, the same rights and obligations as the other classes.

VI. Additional Information: The Plan is qualified by and subject to the terms of the Prospectuses for the applicable classes; provided, however, that none of the terms set forth in any such Prospectuses shall be inconsistent with the terms of the classes contained in the Plan. The Prospectuses for the Funds contain additional information about the classes and the Funds’ multiple class structure.

Adopted: April 14, 2026

EXHIBIT A

Fund	Class
Tweedy, Browne International Value Fund	Open-End Mutual Fund Share Class
Tweedy, Browne International Value Fund	ETF Share Class
Tweedy, Browne Value Fund	Open-End Mutual Fund Share Class
Tweedy, Browne Value Fund	ETF Share Class
Tweedy, Browne International Value Fund II – Currency Unhedged	Open-End Mutual Fund Share Class
Tweedy, Browne International Value Fund II – Currency Unhedged	ETF Share Class
Tweedy, Browne Worldwide High Dividend Yield Value Fund*	Open-End Mutual Fund Share Class
Tweedy, Browne Worldwide High Dividend Yield Value Fund*	ETF Share Class

* To be renamed “Tweedy, Browne . Buybacks . Dividends + Value Fund” effective May 27, 2026.